FORM 1-K

ANNUAL REPORT

For the Period ended December 31, 2023

for

Brookwood Fenton Investments LLC

A Michigan Limited Liability Company

Commission File Number: 024-12278

Contact Information:

Brookwood Fenton Investments LLC
23944 Eureka Rd., Suite 107
Taylor, MI 48180
Phone: (734) 287-6619

1.       BUSINESS

Summary

Brookwood Fenton Investments LLC (the “Company”) was formed to capitalize on the rapidly growing population of senior citizens who are seeking high quality independent living arrangements in the Fenton, Michigan area. To address this need, the Company is planning to build and operate 224 detached condominium senior independent living rental properties through its affiliate, Brookwood Fenton Estates Acquisition, LLC (“Acquisition”). The Company is managed by Brookwood Estates Senior Living, LLC (the “Manager”) and its Officers, as further described below. As of the date of this report, the Company’s offering pursuant to Regulation A (the “Offering”) has not yet reached the Minimum Offering Amount of $3,000,000 in subscriptions, and therefore it has not commenced contributing capital to Acquisition.

The Demand

The “Baby Boom Generation” is characterized as the generation born between the years 1946 and 1964. During that period, approximately 76 million Americans were born. Every day, tens of thousands of this cohort are now reaching the retirement age of 65. By 2030, this population is estimated to comprise approximately 20% of the total American population and it is projected that there will be more adults over the age of 65 than there are children under the age of 5.

The Baby Boom Generation is associated with a culture of abundance and enjoyed unprecedented technological inventions and progress in their lifetime. As they retire, they are leaving the homes where their children were raised and seeking housing in developments and complexes dedicated to comfortable, independent living for seniors. As a result, the demand for units of senior housing complexes is rising every year. In many areas of the United States, construction of such complexes has already been carried out. However, there is almost no new construction of this sort in Michigan.

The number of Americans over the age of 65 is growing faster than construction of housing units that are suitable for seniors. Occupancy rates in residential communities for the elderly stand at approximately 90% while demand continues to rise. This trend means that the requested rent can increase on average of 2.5% per year. Compared to single family rentals, the average rent for senior housing is estimated to double, while operating expenses decline.

Brookwood Estates – General Concept

A consortium of American and Israeli real estate professionals and investors have come together to establish the Brookwood Estates model for build-to-rent (“BTR”) independent senior living developments in Michigan. In addition to the Fenton, Michigan development (the “Project”), similar developments are planned for the Michigan communities of Taylor, Van Buren, Ann Arbor/Superior, and Ash. These developments will utilize a similar template for the design and construction of the housing units.

Brookwood Estates Fenton – The Project

The Company, through its affiliate Acquisition, is planning to construct a total of 224 senior living BTR housing units on a seventy (70) acre plot of land situated near the northwest corner of US 23 and Lahring Road in Fenton, Michigan (the “Project”). The Project will consist of a total of eight (8) two-plex, twenty-two (22) four-plex, and twenty (20) six-plex buildings.

Brookwood Estates – Fenton plan

Each unit will be comprised of 1,056 square feet of living space and 285 square feet of garage space.

Two-plex floor plan

Artist rendition of four-plex exterior

The Project will also feature a 3,500 square foot clubhouse.

Clubhouse floor plan

Artist rendition of clubhouse

The estimated total cost to complete the Project is approximately $72,800,000. The estimated total cash required by the Project is $30,000,000, with the balance of costs paid for through financing.

The Company will contribute the net Proceeds it receives through the Offering to Acquisition in exchange for a proportionate share of equity. In the event that the net Proceeds from the Offering are insufficient to completely fund the cash required for the development of the Project, the balance of those costs will be paid for by capital contributed by a third-party, Brookwood Fenton MI, LLC, in exchange for a proportionate share of equity in Acquisition. The Manager owns 10% of Acquisition. If the Maximum Offering Amount of $30,000,000 is raised through this Offering, the Company will own the majority interest in Acquisition.

Employees

As of the date of this report, the Company does not have any employees.

No Bankruptcy or Receivership Proceedings.

The Company has not been part of any bankruptcy, receivership, or similar proceedings.

No Legal Proceedings Material to Company.

The Company is not part of any legal proceedings, including proceedings that are material to the business or the financial condition of the Company.

Distinctive/Special Characteristics of Company’s Operation or Industry Reasonably Likely to Have a Material Impact upon Company’s Future Financial Performance

The Company – through Acquisition – has applied for financing for the Project from the U.S. Department of Housing and Urban Development (“HUD”). If obtained, the interest rate on the HUD financing will be significantly less than what is otherwise available in the marketplace. The process for obtaining the HUD financing is anticipated to take between six to nine months, and has already begun. As part of this process, Acquisitions has selected O’Brien’s Construction for preconstruction services. While HUD performs its due diligence, Acquisitions is not permitted to carry out any work on the land.

2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FROM THE DATE OF INCEPTION (APRIL 17, 2023) TO DECEMBER 31, 2023

Information and materials contained herein may contain forward-looking statements that are based on the expectations, estimates, projections and assumptions made by or on behalf of the Company and the Manager. Words such as “expects,” “anticipates,” “plans,” “believes,” “scheduled,” “estimates,” “continues,” “remains,” “maintains,” and variations of these words and similar expressions are intended to identify forward-looking statements. Forward-looking statements may include, but are not limited to, projections of cash flows, loan repayment or deferment rates, interest rates, increases in financing costs, limits on liquidity, and bond redemptions. These statements are not guarantees of future performance or events and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, trends, and events may differ materially from what is forecast or assumed in forward-looking statements due to a variety of factors, including but not limited to:

•	the Company’s ability to effectively deploy the proceeds raised in the Offering;

•	the Company’s ability to attract and retain investors via its investor portal website;

•	risks associated with breaches of the Company’s data security;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit the Company’s potential to acquire or rent its assets;

•	increased interest rates and operating costs;

•	decreased rental rates or increased vacancy rates;

•	failure of the Company’s acquisitions to obtain anticipated results;

•	the ability to retain the key personnel of the Manager;

•	the Manager’s ability to retain and hire competent employees and appropriately staff the Company’s operations;

•	the general interest rate environment, which may increase the costs or limit the availability of financings necessary to initiate, purchase, or carry project related loans;

•	compliance with applicable local, state, and federal laws; and

•	changes to generally accepted accounting principles, or GAAP.

All forward-looking statements speak only as of the date of their publication or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to the issuer, the Manager or any person acting on its behalf are qualified by the cautionary statements in this section. Neither the Company nor the Manager undertakes any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this annual report.

The Company is recently formed and has not yet generated revenue. As of the date of this report, the Offering has not yet reached the Minimum Offering Amount of $3,000,000 in subscriptions, and therefore it has not commenced contributing capital to Acquisition.

The Manager has been devoting its efforts to establishing the Company’s business and Acquisition’s development of the Project is tentatively anticipated to begin Q4 of 2024. Due to start-up nature of the Company’s business, the reported financial information may not be indicative of future operating results or operating conditions.

There are a number of key factors that will potentially impact the Company’s operating results going forward, including the Company’s ability to raise capital.

Plan of Operations

The Company's first 12 months plan of operations will entail directing approximately 100% of the net proceeds received through this Offering to Acquisition, starting as soon as the Minimum Investment Amount is reached. Acquisition will employ the funds it receives from the Company in the manner described above. Please refer to Item 1. Business, above, for a detailed discussion of how the Company intends to execute the Plan of Operations.

Revenue/Net Loss from Operating Activities

For the period from the date of inception (April 17, 2023) to December 31, 2023, the net loss from operating activities for the Company totaled $234,384. For the same period, the Company's cash flows provided by financing activities totaled $210,998 This was due to proceeds from a related party totaling $198,598 and proceeds from the issuance of class B units totaling $12,400.

Operating Expenses

For the period from the date of inception (April 17, 2023) to December 31, 2023, the Company’s operating expenses totaled $234,384. Because the Company – through Acquisitions - has not yet commenced construction of the Project, the Company’s operating revenue for the period ending December 31, 2023, has remained at $0.

Salaries and benefits

Salaries and benefits for the period from the date of inception (April 17, 2023) to December 31, 2023, remained at $0, as there are currently no paid employees.

Liquidity and Capital Resources

As of December 31, 2023, the Company had cash of $191, and total assets of $7,691.

3.       MANAGER AND EXECUTIVE OFFICERS

Manager Entity: Brookwood Estates Senior Living, LLC

Executive Officers of Company

Name	Position	Age	Term of Office	Approximate Hours per week
Christopher Garner	CEO	55	April 2023 - present	50
Golan Sapir	CFO	52	April 2023 - present	50
Aaron Cox	General Counsel	42	April 2023 - present	10
Shlomo Baranovsky	Chairman	59	April 2023 - present	10

Business Experience

Christopher Garner, CEO. Mr. Garner has been president of GPM Property Management for over 20 years, one of the largest property management firms in Michigan. He has also been CEO of Investment Realty Services LLC, a real estate investment firm that has purchased, rehabilitated, and rented over 800 single family properties in the past 10 years.

Golan Sapir, CFO. For the last 10 years, Mr. Sapir has been CEO of Sapir Baranovski LTD, an Israeli real estate company that invests hundreds of millions of dollars in Michigan's real estate market. Mr. Sapir was also a Professor of Economics at College of Management Academic Studies in Israel. Mr. Sapir is a former CMO of Discount mortgage bank, an Israeli mortgage bank and was the CEO of Prisma, Israel’s largest mutual funds company.

Aaron Cox, General Counsel. Since 2010, Mr. Cox has been an attorney and General Counsel for Investment Realty Services, LLC and GPM Property Management (both described above). Mr. Cox is also the owner of Aaron Cox Law, PLLC.

Shlomo Baranovsky, Chairman. Mr. Baranovsky has over thirty (30) years of experience in corporate management, investment management, and project real estate management. He is the Company Chairman and head of business development. Mr. Baranovsky is a former engineer on IDF intelligence unit ‘8200’.

Nature of Family Relationship

Aaron Cox is a nephew of Christopher Garner.

No Bankruptcy, Investigations, or Criminal Proceedings

None of the Company’s Officers have been part of any bankruptcy proceedings, proceedings whereby there was a material evaluation of the integrity or ability of the Executive Officer, investigations regarding moral turpitude, or criminal proceedings or convictions (excluding traffic violations).

Compensation of Executive Officers and the Manager

The Officers will not receive salaries or compensation from the Offering Proceeds within their roles as Officers of the Company.

The Manager entity will receive fees for the operation of the Company, as described below. The Officers of the Company will then be compensated through the Manager entity.

Manager Fee Schedule

The Manager shall be reimbursed by the Company for all expenses, fees, or costs incurred on behalf of the Company, including, without limitation, organizational expenses, legal fees, filing fees, accounting fees, out of pocket costs of reporting to any governmental agencies, insurance premiums, travel, costs of evaluating investments and other costs and expenses.

Organizational Fee	As compensation for the time and effort involved in organizing the Company and related tasks, the Company shall pay the Manager an Organizational Fee equaling $200,000.00 upon the successful raising of $3,000,000.00, the Minimum Offering Amount.
Termination/Liquidation Stage	30% profit share
Routine Distributions	The Manager will receive distributions of cash when available and a share of the profits and losses as a Class B member pursuant to Section 10.1 and Article 9, respectively, of the Company’s Operating Agreement.

4.	SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table contains certain information as to the number of voting units beneficially owned by (i) each person known by the Company to own beneficially more than 10% of the Company’s units, (ii) each person who is a Manager of the Company, (iii) all persons as a group who are Manager and/or Officers of the Company, and as to the percentage of the outstanding units held by them.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable**	Percent of Class
Class B Units	Brookwood Estates Senior Living, LLC* 23944 Eureka Rd., Suite 105 Taylor, Michigan 48180	1,000 Units	-	100%

* Brookwood Estates Senior Living, LLC is the Manager of the Company.

** As of the date of this Offering there are no warrants or option agreements in place providing for the purchase of the Company’s Units.

5.       INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has not had any related-party transactions within the period from the date of inception (April 17, 2023) to December 31, 2023.

6.       OTHER INFORMATION

None

7.       FINANCIAL STATEMENTS

Brookwood Fenton Investments LLC

December 31, 2023

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Balance Sheet 2

Statement of Operations and Comprehensive Loss 3

Statement of Change in Member’s Deficit 4

Statement of Cash Flows 5

Notes to Financial Statements 6-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of Brookwood Fenton Investments LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Brookwood Fenton Investments LLC (the “Company”) as of December 31, 2023 and the related statements of operations and comprehensive loss, change in member’s deficit, and cash flows for the period from the date of inception (April 17, 2023) to December 31, 2023, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023 and the results of its operations and its cash flows for the period from the date of inception (April 17, 2023) to December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred losses from operations, has negative cash flows from operating activities, and has a deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 3. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the United States Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2023 East Amherst, NY May 8, 2024	/s/ SRCO, C.P.A., Professional Corporation SRCO, C.P.A., Professional Corporation (6722) CERTIFIED PUBLIC ACCOUNTANTS

ASSETS
Current assets
Cash	$191
Deposit	7,500
Total assets	$7,691

LIABILITIES AND MEMBER’S DEFICIT

Current liabilities
Accounts payable	$31,077
Due to related party (Note 5)	198,598
Total liabilities	229,675

MEMBER’S DEFICIT
Class A Units; no par value; 30,000,000 units authorized
Class B Units; no par value; 1,000 units authorized, 1,000 Class B Units issued and outstanding at December 31, 2023 (Note 4)	12,400
Deficit	(234,384)
Total member’s deficit	(221,984)
Total liabilities and member’s deficit	$7,691

Going concern (Note 3)
Subsequent events (Note 6)

The accompanying notes are an integral part of the financial statements.

Revenue	$-

Expenses
General and administrative expenses	234,384
Total operating expenses	234,384

Net loss and comprehensive loss	$(234,384)

Weighted average units outstanding - basic and diluted	1,000

Net loss per unit - basic and diluted	$(234.38)

The accompanying notes are an integral part of the financial statements.

	Class B
	Units	Amount		Deficit	Total member's deficit
Balance, April 17, 2023	-	$-	$	$ -	$-

Class B units issued for cash (Note 4)	1,000	12,400		-	12,400

Net loss	-	-		(234,384)	(234,384)

Balance, December 31, 2023	1,000	$12,400	$	$(234,384)	$(221,984)

The accompanying notes are an integral part of the financial statements.

CASH FLOWS FROM OPERATING ACTIVITY
Net loss	$(234,384)
Changes in working capital items:
Deposit	(7,500)
Accounts payable	31,077
Net cash used in operating activity	(210,807)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from related party	198,598
Proceeds from the issuance of class B units	12,400
Net cash provided by financing activities	210,998

NET INCREASE IN CASH	191
CASH, BEGINNING OF PERIOD	-
CASH , END OF PERIOD	$191

CASH PAID FOR
Interest	$-
Income taxes	$-

The accompanying notes are an integral part of the financial statements.

Brookwood Fenton Investments LLC
Notes to Financial Statements

For the period from the date of inception (April 17, 2023) to December 31, 2023

Note 1 – Nature of Business and Organization

Brookwood Fenton Investments LLC (“the Company”) was organized in April 17, 2023, in the State of Michigan, and is headquartered in Taylor, Michigan. The Company’s purpose is to fund the development and operation of 224 detached condominium senior independent living rental properties in Fenton, Michigan, through its co-ownership of Brookwood Fenton Estates Acquisition, LLC, the entity that will hold title to the developed land and assets.

Note 2 – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Measurement

The financial statements of the Company have been prepared on a historical cost basis.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company, with the consent of its members has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the members separately account for their share of the Company’s items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements. The Company periodically assesses whether it has incurred income tax expense or related interest or penalties in accordance for uncertain income tax positions. No such amounts were recognized.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2023. The Company’s 2023 tax year is open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. This applies in particular to the going concern assessment. Actual results could differ from those estimates.

Advertising

Advertising costs are expensed as incurred. For the year ended December 31, 2023, we had $130,625 advertising expense.

Basic and Diluted Loss Per Unit

The Company presents both basic and diluted loss per unit on the face of the statement of operations and comprehensive loss. Basic loss per unit is computed by dividing the net loss available to members (numerator) by the weighted average number of units outstanding (denominator) during the period. Diluted loss per unit gives effect to all dilutive potential units outstanding during the period, using the if-converted method. Diluted loss per unit excludes all dilutive potential units if their effect is anti-dilutive. As of December 31, 2023, the Company did not have any dilutive instruments.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts payable and due to related party. The carrying amount of these financial instruments approximate fair value due to the short-term nature of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Recently Issued Accounting Standards

Accounting standards promulgated by the Financial Accounting Standards Board (“FASB”) are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its financial statements.

Note 3 – Going Concern

These financial statements have been prepared on a going concern basis, which assumes that the future operations will allow for the realization of assets and the discharge of liabilities in the normal course of business. These financial statements do not include any adjustments to the carrying value and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material. The Company has incurred losses from operations, and as at December 31, 2023, had a deficit of $234,384 and a negative working capital of $221,984. These circumstances create material uncertainties that cast significant doubt as to the ability of the Company to continue as a going concern and, hence, as to the appropriateness of the use of accounting principles applicable to a going concern. However, the Company is confident that the measures noted below will be sufficient to pay its operating expenses for a period of at least 12 months from the financial statements issuance date.

The Company’s continued existence is dependent upon its ability to execute its operating plan and to obtain additional debt or equity financing. The Company has developed plans to raise funds and continues to pursue sources of funding, including from a Regulation A Offering in the United States of America, that management believes, if successful, would be sufficient to support the Company’s operating plan. The Company’s operating plan is predicated on a variety of assumptions including, but not limited to, cost estimates, its ability to continue to raise additional financing and the state of the general economic environment in which the Company operates. There can be no assurance that these assumptions will prove accurate in all material respects, or that the Company will be able to successfully execute its operating plan. In the event that the Company is not able to raise capital from investors in a timely manner, the Company will explore available options. In the absence of additional appropriate financing, the Company may have to modify its plan or slow down the pace of construction.

Note 4 – Member’s Equity

Equity in the Company consists of two classes of LLC membership interests denominated in “Units”: Class A Units and Class B Units. At December 31, 2023, the Company had 1,000 Class B Units with no par value issued, authorized and outstanding and the Company had 30,000,000 Class A Units with no par value with none issued and outstanding.

The Company is currently offering 30,0000,000 Class A Units at $1,000 for 1,000 Class A Units per investor. As of December 31, 2023, the Company raised approximately $1,000 which is held in escrow by a third party. The Company can only access the funds when the minimum offering amount of $3,000,000 in subscriptions is met.

At inception, the Company granted 1,000 Class B Units to its sole member as founder’s equity. During the period from inception to December 31, 2023, the Company received a $12,400 capital investment from its sole member.

Note 5 – Due to Related Party

Since inception, the sole member of the Company, Brookwood Estates Senior Living, LLC, advanced the Company $198,598. The advance is to be paid back within 12 months of the Company’s Regulation A capital raise. The advance is non-interest bearing and unsecured.

Note 6 – Subsequent Events

Management has assessed subsequent events through May 8, 2024, the date on which the financial statements were available to be issued, and determined that there are no significant events to report.

8.       EXHIBITS

Exhibit 2A: Articles of Organization*
Exhibit 3: LLC Operating Agreement*

Exhibit 4: Form of Subscription Agreement*

Exhibit 6.1: Form of Warrant*

Exhibit 6.2: LLC Operating Agreement for Brookwood Estates Fenton Acquisition, LLC*

Exhibit 8: Form of Escrow Agreement*

Exhibit 11: Accountant’s Consent

Exhibit 12: Attorney Letter Certifying Legality*

*These Exhibits are contained in the Company’s Form 1-A filed on June 1, 2023 and Form1-A/A dated July 18, 2023.

SIGNATURE PAGE

Pursuant to the requirements of Regulation A, the Issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookwood Fenton Investments LLC

By: /s/ Christopher Garner

Name: Christopher Garner

Title: Chief Executive Officer of the Company

Date: May 8, 2024

Location signed: Taylor, Michigan

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the Issuer and in the capacities and on the dates indicated.

 /s/Christopher Garner

Christopher Garner, Chief Executive Officer of the Company

Date: May 8, 2024

Location Signed: Taylor, Michigan

 /s/Golan Sapir

Golan Sapir, Chief Financial Officer of the Company, and principal accounting officer

Date: May 8, 2024

Location Signed: Kfar Sava, Israel